SEC FILE NUMBER 001-31486
CUSIP NUMBER 947890109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one): [  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q [  ] Form 10-D [  ] Form N-CEN
[  ] Form N-CSR

For Period Ended: March 31, 2022

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Webster Financial Corporation
Full Name of Registrant

Former Name if Applicable

200 Elm Street
Address of Principal Executive Office (Street and Number)

Stamford, Connecticut 06902
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q (the “Form 10-Q”) of Webster Financial Corporation (the “Company”) could not be filed within the prescribed time period without unreasonable effort or expense. The Company requires additional time to compile and review information and disclosures in connection with the completion of its merger with Sterling Bancorp. The Company plans to file the Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Albert J. Wang	(203)	236-8972
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As stated in Part III above, the Company completed its merger with Sterling Bancorp effective January 31, 2022. Accordingly, first quarter 2022 results reflect the impact of the merger, which will result in significant changes in results of operations for the quarter ended March 31, 2022 compared to the quarter ended March 31, 2021. Net (loss) income available to common shareholders for the quarter ended March 31, 2022 was $(20.2) million compared to $106.1 million for the quarter ended March 31, 2021. First quarter 2022 results include charges related to the merger, strategic initiatives, and initial non-purchase credit deteriorated provision totaling $279.5 million (pre-tax).

Webster Financial Corporation
 (Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 10, 2022	By:	/s/ Albert J. Wang
	Name:	Albert J. Wang
	Title:	EVP and Chief Accounting Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).